

N

~~ANNUAL AUDITED REPORT~~ Mail Processing
FORM X-17A-5 ~~Section~~
PART III

FEB 28 2017

Washington DC

SEC FILE NUMBER
8-67556

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** AND ENDING **12/31/16**

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OCP CAPITAL LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 PARK AVENUE, SUITE 2800

(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL O'REILLY-HYLAND   646-201-4886

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP

(Name – *if individual, state last, first, middle name*)

132 NASSAU ST, SUITE 1023	**NEW YORK, NY**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I,   **PAUL O'REILLY-HYLAND**   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   **OCP CAPITAL LLC**   , as of   December 31   ,20 16   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

CHAD MENDONCA
Notary Public, State of New York
Reg. No. 01ME6310457
My Commission Expires 8-25 18

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCP CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 64,127
Accounts receivable	351,633
Prepaid Expense	14,439
Investments (Note 3)	38,223
Fixed assets, net of accumulated depreciation of $45,272 (Notes 2(d) and 4)	14,198
Total assets	**$ 482,620**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Accounts payable and accrued expenses	$ 35,184
Payroll Liabilities	140
Total liabilities	**$ 35,324**

Commitments and Contingencies

Capital (Note 5)	447,296
Total liabilities and capital	**$ 482,620**

The accompanying notes are an integral part of this statement

OCP CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 -   **Nature of Business**

OCP Capital, LLC. (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns private placement fees, through its participation in private placement offerings.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering, over the life of the underlying agreement, at the time work is performed and services are rendered.

b)   ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c)   ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

d)   ***Depreciation***
Furniture and office equipment is carried at cost and is depreciated over a useful life of three and seven years respectively using accelerated methods. Website Design is carried at original cost and is depreciated on a straight line basis over five years.

e)   ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reporting amounts of assets and liabilities, and the reported amounts of revenues and expenses.

OCP CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 2 -   **Summary of Significant Accounting Policies (continued)**

f)   *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2016 and February 9, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets. The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2016:

| | Fair Value Measurements Using | | |
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment Partnership	$38,223	$ -0-	$ -0-	$38,223

OCP CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 4 -   **Furniture and Equipment**

Major classification of furniture, website design and equipment, as of December 31, 2016 are summarized as follows:

Furniture and fixtures	$ 3,184
Website design	25,900
Equipment	30,386
	59,470
Less: Accumulated depreciation	45,272
Total	$ 14,198

Note 5 -   **Commitments and Contingencies**

Office Lease
The Company leases office space pursuant to a lease agreement expiring November 30, 2018.
The Company's minimum rental commitment for the fiscal year ended December 31, is:

Year	Amount
2017	$123,000
2018	$112,750

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company's net capital of $52,688 was $47,688 in excess of its required net capital of $5,000. The Company's net capital ratio was 67.04%.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
OCP Capital LLC
100 Park Avenue - Suite 2800
NY, NY 10017

We have audited the accompanying statement of financial condition of OCP Capital LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OCP Capital LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2017